SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 BITSTREAM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                  ------------
                                 (CUSIP Number)

                               Paul A. Gajer, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112

                                 (212) 698-7700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP NO.  091736 10 8          SCHEDULE 13D                   Page 2 of 8 Pages
================================================================================
     1   NAME OF REPORTING PERSON

                                   Gesfid S.A.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
                              None
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Switzerland
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                           1.7%
                            125,701 shares
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               125,701 shares                              1.7%
   PERSON WITH        ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

                                 125,701 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        1.7%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

                                       CO

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  091736 10 8          SCHEDULE 13D                   Page 3 of 8 Pages
================================================================================
     1   NAME OF REPORTING PERSON

                                Antonio Saladino

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
                                                                   (b)  [_]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
                              None
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION                        Switzerland
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER                           1.7%
                            125,701 shares
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               125,701 shares                              1.7%
   PERSON WITH        ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

                                 125,701 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        1.7%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

                                       IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

      This statement, dated March 3, 2000, constitutes Amendment No. 3, the Final Amendment to the Schedule 13D dated December 10, 1999, as amended by Amendment No. 1 to the Schedule 13D and Amendment No. 2 to the Schedule 13D (collectively, the "Schedule"), regarding the Reporting Persons' ownership of the Common Stock of Bitstream Inc., a Delaware corporation ("Bitstream").

      Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 4. PURPOSE OF TRANSACTION

      From January 7, 2000 through March 3, 2000, the Reporting Persons sold shares of Common Stock in a series of open market transactions.

      The Reporting Persons may sell additional shares of Common Stock from time to time in open market or in privately negotiated transactions. In addition, the Reporting Persons may take other actions with respect to the shares of Common Stock. All of the transactions with respect to the shares of Common Stock may be effected from time to time based upon the capital requirements of any of the Reporting Persons and the market price of the shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The following list sets forth the aggregate number and percentage (based on 7,397,049 shares of Common Stock shares of Common Stock outstanding plus such number of warrants included in the Reporting Persons' beneficial ownership) of outstanding shares of Common Stock owned beneficially by the Reporting Persons, as of March 3, 2000:

                                          Shares of       Percentage of Shares
                                        Common Stock         of Common Stock
Name                                 Beneficially Owned    Beneficially Owned
----                                 ------------------    ------------------

Gesfid S.A.                            125,701 shares             1.7%
Antonio Saladino                       125,701 shares             1.7%

      (b) The Reporting Persons have sole power to vote and dispose of 125,701 shares of Common Stock (which amount includes warrants to purchase an aggregate of 28,886 shares of Common Stock), representing approximately 1.7% of the outstanding Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock by the reporting person effected from January 7, 2000 through March 3, 2000, inclusive.

                                                   Number of Shares
Name of Shareholder     Date of Disposition     Beneficially Disposed of    Price per Share
-------------------     -------------------     ------------------------    ---------------
Gesfid S.A              January  7, 2000             15,700                    $ 6.5195
Gesfid S.A              January 19, 2000              6,930                    $ 5.7861
Gesfid S.A              January 19, 2000              1,736                    $ 6.00
Gesfid S.A              January 19, 2000              1,500                    $ 6.125
Gesfid S.A              January 21, 2000             12,900                    $ 5.875
Gesfid S.A              January 24, 2000             31,029                    $ 5.4095
Gesfid S.A              January 25, 2000             16,300                    $ 5.4164
Gesfid S.A              January 25, 2000             10,000                    $ 5.50
Gesfid S.A              January 26, 2000             23,403                    $ 5.8835
Gesfid S.A              January 27, 2000             30,000                    $ 6.7785
Gesfid S.A              January 27, 2000              7,800                    $ 5.8582
Gesfid S.A              January 27, 2000              1,724                    $ 6.1731
Gesfid S.A              January 27, 2000             58,000                    $ 7.0383
Gesfid S.A              January 27, 2000             18,500                    $ 6.1422
Gesfid S.A              January 28, 2000              7,000                    $ 7.0089
Gesfid S.A              February 1, 2000             29,670                    $ 6.5228
Gesfid S.A              February 2, 2000              3,465                    $ 6.25
Gesfid S.A              February 2, 2000              3,900                    $ 6.50
Gesfid S.A              February 3, 2000              3,100                    $ 6.5766
Gesfid S.A              February 4, 2000              3,455                    $ 6.375
Gesfid S.A              February 4, 2000             10,391                    $ 6.1821
Gesfid S.A              February 7, 2000             35,000                    $ 7.1054
Gesfid S.A              February 7, 2000             50,000                    $ 7.0233
Gesfid S.A              February 7, 2000             14,400                    $ 7.5013
Gesfid S.A              February 7, 2000              1,736                    $ 6.8099
Gesfid S.A              February 8, 2000              5,600                    $ 7.9459
Gesfid S.A              February 8, 2000             32,000                    $ 7.8777
Gesfid S.A              February 11, 2000            56,121                    $ 8.5886
Gesfid S.A              February 11, 2000            20,000                    $ 8.5886
Gesfid S.A              February 16, 2000            22,500                    $ 7.8575
Gesfid S.A              February 22, 2000            10,000                    $ 8.125
Gesfid S.A              February 22, 2000            25,000                    $ 8.4068
Gesfid S.A              February 23, 2000             5,700                    $ 8.75

                                                   Number of Shares
Name of Shareholder     Date of Disposition     Beneficially Disposed of    Price per Share
-------------------     -------------------     ------------------------    ---------------
Gesfid S.A              February 23, 2000             9,300                    $ 8.75
Gesfid S.A              March 3, 2000                10,000                    $ 9.095
Gesfid S.A              March 3, 2000                 5,000                    $ 9.8475
Gesfid S.A              March 3, 2000                12,000                    $10.0141

      (d)   Not Applicable.

      (e)   Not Applicable.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2000

                                                  GESFID, S.A.

                                                  By:   /s/ Giovanni Saladino
                                                        -----------------------
                                                        Name: Giovanni Saladino
                                                        Title: General Manager

                                                  By:   /s/ Gianmarco Colombo
                                                        -----------------------
                                                        Name: Gianmarco Colombo
                                                        Title: Director

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2000

                                                            /s/ Antonio Saladino
                                                            --------------------
                                                                ANTONIO SALADINO